UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						OMB APPROVAL
OMB Number: 3235-0101 Expires: July 31, 2023 Estimated average burden hours per response... 1.0
SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.						CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Simply, Inc.			33-0599368	001-32217
1 (d) ADDRESS OF ISSUER	STREET	CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
10801 NW 97th Street, Suite 09		Miami		FL	33178	AREA CODE	NUMBER
						786	254-6709
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD		(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
Sol Verano Blocker 1 LLC		10% shareholder	100 King Street West, Suite 5600		Toronto	Ontario	M5X 1C9

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Haywood Securities (USA) Inc. 200 Burrard St., Suite 700 Vancouver, BC, V6C 3L6		590,000	86,121.38	15,500,207 shares outstanding (as of April 22, 2022)	7/8/2022	OTC Markets
Common Stock	Haywood Securities (USA) Inc. 200 Burrard St., Suite 700 Vancouver, BC, V6C 3L6		540,513	296,600.64	15,500,207 shares outstanding (as of April 22, 2022)	7/7/2022	OTC Markets

INSTRUCTIONS:

1. (a) Name of issuer

(b) Issuer's I.R.S. Identification Number

(c) Issuer's S.E.C. file number, if any

(d) Issuer's address, including zip code

(e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

(b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(c) Such person's address, including zip code

3. (a) Title of the class of securities to be sold

(b) Name and address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1147 (08-07)

TABLE I -- SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	2022-Mar-11	Purchase of Common Stock	Open Market Purchase	196	2022-Mar-09	Cash
Common Stock	2022-Mar-10	Purchase of Common Stock	Open Market Purchase	63	2022-Mar-08	Cash
Common Stock	2022-Mar-09	Purchase of Common Stock	Open Market Purchase	1,675	2022-Mar-07	Cash
Common Stock	2022-Mar-08	Purchase of Common Stock	Open Market Purchase	1,325	2022-Mar-04	Cash
Common Stock	2022-Mar-07	Purchase of Common Stock	Open Market Purchase	451	2022-Mar-03	Cash
Common Stock	2022-Mar-04	Purchase of Common Stock	Open Market Purchase	2,890	2022-Mar-02	Cash
Common Stock	2022-Mar-03	Purchase of Common Stock	Open Market Purchase	101	2022-Mar-01	Cash
Common Stock	2022-Mar-02	Purchase of Common Stock	Open Market Purchase	3,000	2022-Feb-28	Cash
Common Stock	2022-Mar-02	Purchase of Common Stock	Open Market Purchase	6,000	2022-Feb-28	Cash
Common Stock	2022-Mar-02	Purchase of Common Stock	Open Market Purchase	460	2022-Feb-28	Cash

Common Stock	2022-Feb-28	Purchase of Common Stock	Open Market Purchase	5,100	2022-Feb-24	Cash
Common Stock	2022-Feb-23	Purchase of Common Stock	Open Market Purchase	900	2022-Feb-18	Cash
Common Stock	2022-Feb-22	Purchase of Common Stock	Open Market Purchase	1,960	2022-Feb-17	Cash
Common Stock	2022-Feb-22	Purchase of Common Stock	Open Market Purchase	3,540	2022-Feb-17	Cash
Common Stock	2022-Feb-22	Purchase of Common Stock	Open Market Purchase	6,000	2022-Feb-17	Cash
Common Stock	2022-Feb-18	Purchase of Common Stock	Open Market Purchase	3,040	2022-Feb-16	Cash
Common Stock	2022-Feb-17	Purchase of Common Stock	Open Market Purchase	1,000	2022-Feb-15	Cash
Common Stock	2022-Feb-17	Purchase of Common Stock	Open Market Purchase	6,000	2022-Feb-15	Cash
Common Stock	2022-Feb-16	Purchase of Common Stock	Open Market Purchase	3,000	2022-Feb-14	Cash
Common Stock	2022-Feb-16	Purchase of Common Stock	Open Market Purchase	4,507	2022-Feb-14	Cash
Common Stock	2022-Feb-15	Purchase of Common Stock	Open Market Purchase	3,000	2022-Feb-11	Cash
Common Stock	2022-Feb-14	Purchase of Common Stock	Open Market Purchase	15,241	2022-Feb-10	Cash
Common Stock	2022-Feb-09	Purchase of Common Stock	Open Market Purchase	100	2022-Feb-07	Cash
Common Stock	2022-Feb-09	Purchase of Common Stock	Open Market Purchase	6,759	2022-Feb-07	Cash

Common Stock	2022-Feb-08	Purchase of Common Stock	Open Market Purchase	6,000	2022-Feb-04	Cash
Common Stock	2022-Feb-08	Purchase of Common Stock	Open Market Purchase	265	2022-Feb-04	Cash
Common Stock	2022-Feb-08	Purchase of Common Stock	Open Market Purchase	2,900	2022-Feb-04	Cash
Common Stock	2022-Feb-07	Purchase of Common Stock	Open Market Purchase	5,735	2022-Feb-03	Cash
Common Stock	2022-Feb-07	Purchase of Common Stock	Open Market Purchase	6,000	2022-Feb-03	Cash
Common Stock	2022-Feb-07	Purchase of Common Stock	Open Market Purchase	4,000	2022-Feb-03	Cash
Common Stock	2022-Feb-04	Purchase of Common Stock	Open Market Purchase	305	2022-Feb-02	Cash
Common Stock	2022-Feb-04	Purchase of Common Stock	Open Market Purchase	2,500	2022-Feb-02	Cash
Common Stock	2022-Feb-04	Purchase of Common Stock	Open Market Purchase	4,000	2022-Feb-02	Cash
Common Stock	2022-Feb-04	Purchase of Common Stock	Open Market Purchase	2,500	2022-Feb-02	Cash
Common Stock	2022-Feb-04	Purchase of Common Stock	Open Market Purchase	5,000	2022-Feb-02	Cash
Common Stock	2022-Feb-04	Purchase of Common Stock	Open Market Purchase	6,942	2022-Feb-02	Cash
Common Stock	2022-Feb-03	Purchase of Common Stock	Open Market Purchase	5,000	2022-Feb-01	Cash
Common Stock	2022-Feb-03	Purchase of Common Stock	Open Market Purchase	12,000	2022-Feb-01	Cash

Common Stock	2022-Feb-02	Purchase of Common Stock	Open Market Purchase	11,000	2022-Jan-31	Cash
Common Stock	2022-Feb-02	Purchase of Common Stock	Open Market Purchase	25,000	2022-Jan-31	Cash
Common Stock	2022-Feb-02	Purchase of Common Stock	Open Market Purchase	10,000	2022-Jan-31	Cash
Common Stock	2022-Feb-02	Purchase of Common Stock	Open Market Purchase	10,000	2022-Jan-31	Cash
Common Stock	2022-Feb-02	Purchase of Common Stock	Open Market Purchase	10,000	2022-Jan-31	Cash
Common Stock	2022-Feb-02	Purchase of Common Stock	Open Market Purchase	1,600	2022-Jan-31	Cash
Common Stock	2022-Feb-01	Purchase of Common Stock	Open Market Purchase	6,573	2022-Jan-28	Cash
Common Stock	2021-Sep-02	Purchase of Common Stock	Open Market Purchase	26,053	2021-Aug-31	Cash
Common Stock	2021-Sep-02	Purchase of Common Stock	Open Market Purchase	12,200	2021-Aug-31	Cash
Common Stock	2021-Sep-02	Purchase of Common Stock	Open Market Purchase	25,000	2021-Aug-31	Cash
Common Stock	2021-Sep-02	Purchase of Common Stock	Open Market Purchase	25,000	2021-Aug-31	Cash
Common Stock	2021-Sep-02	Purchase of Common Stock	Open Market Purchase	25,000	2021-Aug-31	Cash
Common Stock	2021-Sep-02	Purchase of Common Stock	Open Market Purchase	15,000	2021-Aug-31	Cash
Common Stock	2021-Sep-02	Purchase of Common Stock	Open Market Purchase	10,000	2021-Aug-31	Cash

Common Stock	2021-Sep-02	Purchase of Common Stock	Open Market Purchase	1,001	2021-Aug-31	Cash
Common Stock	2021-Sep-01	Purchase of Common Stock	Open Market Purchase	93,947	2021-Aug-30	Cash
Common Stock	2021-Aug-31	Purchase of Common Stock	Open Market Purchase	44,978	2021-Aug-27	Cash
Common Stock	2021-Aug-31	Purchase of Common Stock	Open Market Purchase	61,268	2021-Aug-27	Cash
Common Stock	2021-Aug-30	Purchase of Common Stock	Open Market Purchase	1,911	2021-Aug-26	Cash
Common Stock	2021-Aug-27	Purchase of Common Stock	Open Market Purchase	100	2021-Aug-25	Cash
Common Stock	2021-Aug-27	Purchase of Common Stock	Open Market Purchase	300	2021-Aug-25	Cash
Common Stock	2021-Aug-26	Purchase of Common Stock	Open Market Purchase	19,870	2021-Aug-24	Cash
Common Stock	2021-Aug-25	Purchase of Common Stock	Open Market Purchase	9,437	2021-Aug-23	Cash
Common Stock	2021-Aug-24	Purchase of Common Stock	Open Market Purchase	2,750	2021-Aug-20	Cash
Common Stock	2021-Aug-23	Purchase of Common Stock	Open Market Purchase	3,466	2021-Aug-19	Cash
Common Stock	2021-Aug-20	Purchase of Common Stock	Open Market Purchase	1,198	2021-Aug-18	Cash
Common Stock	2021-Mar-26	Purchase of Common Stock	Open Market Purchase	22,000	2021-Mar-24	Cash
Common Stock	2021-Mar-24	Purchase of Common Stock	Open Market Purchase	2,001	2021-Mar-23	Cash

Common Stock	2021-Mar-23	Purchase of Common Stock	Open Market Purchase	58,952	2021-Mar-19	Cash
Common Stock	2021-Mar-22	Purchase of Common Stock	Open Market Purchase	52,694	2021-Mar-18	Cash
Common Stock	2021-Mar-19	Purchase of Common Stock	Open Market Purchase	316,100	2021-Mar-17	Cash
Common Stock	2021-Mar-18	Purchase of Common Stock	Open Market Purchase	42,481	2021-Mar-16	Cash
Common Stock	2021-Mar-17	Purchase of Common Stock	Open Market Purchase	4,490	2021-Mar-15	Cash
Common Stock	2021-Mar-17	Purchase of Common Stock	Open Market Purchase	8,010	2021-Mar-15	Cash
Common Stock	2021-Mar-17	Purchase of Common Stock	Open Market Purchase	701	2021-Mar-15	Cash
Common Stock	2021-Mar-16	Purchase of Common Stock	Open Market Purchase	30,977	2021-Mar-12	Cash

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.
7/14/2022	/s/ Kevin Taylor
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

10B5-1	Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC1147 (08-07)